LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2021	zdavis@luselaw.com

May 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:    BV Financial, Inc.

Amendment No 1 to the Registration Statement on Form S-1

Filed April 24, 2023

File No. 333-270496

To Whom It May Concern:

On behalf of BV Financial, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated May 9, 2023. The Staff’s comment is reproduced below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies, page 18

1. We note your response to prior comment 8 and reissue in part. Consistent with your disclosure on pages 30 and 33, please expand your risk factor to further clarify the significant increase in your dependence on Federal Home Loan Bank borrowings. In this regard, we note the trend in increased borrowings from $12.0 million at December 31, 2022 to $37.5 million at March 31, 2023.

Additional disclosure has been added on page 18 of the Prospectus in response to this comment.

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LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2023

If you have any questions, please contact the undersigned.

Very truly yours,

Zachary Davis

Enclosure

cc:	Michael Henderson, SEC

Robert Klein, SEC

John Stickel, SEC

James Lopez, SEC

David M. Flair, BV Financial, Inc.

Timothy L. Prindle, BV Financial, Inc.

Scott A. Brown, Esq.